

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Brian K. Kistler
Chief Executive Officer
Freedom Holdings, Inc.
6461 N 100 E
Ossian, IN 46777

> **Re: Freedom Holdings, Inc.**
> **Correspondence filed October 18, 2021 regarding**
> **Amendment No. 3 to Form 10 filed October 7, 2021**
> **File No. 000-52952**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response Dated October 18, 2021

Statement of Operations

1.	We note your response to comment 2. We remain unclear as to how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020, also noting your response that there was no market value to the common shares during these times. Specifically, please address how you determined the $10 per share fair value for each of your Series D preferred stock issuances and provide us with your detailed analysis supporting this determination which should include a discussion of the consideration given to the guidance in ASC 718-10-30.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance